UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ironclad Distillery, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Virginia

Date of organization
May 22, 2014

Physical address of issuer
124 23rd St., Newport News, VA 23607

Website of issuer
www.ironcladdistillery.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a ten (10) year warrant to purchase a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in the Offering.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
7,694

Price (or method for determining price)
$6.50

Target offering amount
$50,011

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At Company's discretion

Maximum offering amount (if different from target offering amount)
$450,008.00

Deadline to reach the target offering amount
August 28, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$131,980	$68,035
Cash & Cash Equivalents	$3,380	$1,776
Accounts Receivable	$7,699	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$51,535	$420
Cost of Goods Sold	$39,525	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$25,868	-$26,319

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 30, 2017

FORM C

Up to $400,003.50

Ironclad Distillery, Inc.

Series Seed Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Ironclad Distillery, Inc., a Virginia Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,011.00 and up to $450,008.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $104.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing, and a ten-year warrant for the purchase of a number of Securities that is equal to 2% of the total amount of Securities sold in this Offering. The warrant will have an exercise price of $6.50 per share.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$104.00	$7.28	$96.72
Aggregate Minimum Offering Amount	$50,011.00	$3,500.77	$46,510.23
Aggregate Maximum Offering Amount	$450,008.00	$31,500.56	$418,507.44

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) First Democracy VC will also receive a ten-year warrant for the purchase of a number of Securities that is equal to 2% of the total amount of Securities sold in the Offering. The exercise price of the warrant will be $6.50 per Security.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at ironcladdistillery.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 30, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) It is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) It is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) It is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) It has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of

performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: ironcladdistillery.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company

Ironclad Distillery, Inc. (the "Company") is a Virginia Corporation, formed on May 22, 2014.

The Company is located at 124 23rd St., Newport News, VA 23607.

The Company's website is www.ironcladdistillery.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We ferment, distill, age, and bottle bourbon using primarily Virginia-grown grains. We currently sell through several stores owned and operated by the Virginia Alcholic beverage Commission (the "Virginia ABC") and through the Naval Base Exchange in Virginia Beach, Virginia.

The Business Plan

Since sales began in October 2016, we have sold out every month. The Bourbon we are currently producing will not be available to sell for at least a year, due to the aging process. We have doubled production to address the shortage, and anticipate the Bourbon will be ready for bottling before March 2018.

The Offering

Minimum amount/number of shares of Series Seed Preferred Shares being offered	$50,011 / 7,694 shares
Total Shares of Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	207,694
Maximum amount/number of shares of Series Seed Preferred Shares being offered	$450,008 / 69,232 shares
Total Series Seed Preferred Shares outstanding after Offering (if maximum amount reached)	269,232
Purchase price per Security	$6.50
Minimum investment amount per investor	$104.00
Offering deadline	August 28, 2017
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 29 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide basic ingredients for our products.
We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. We purchase the raw materials used in the distilling of our spirits from a number of domestic and foreign third-party suppliers. Malt is an agricultural product and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers for a particular basic ingredient.

Our bourbon business uses oak barrels to age the bourbon we produce.
We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We source certain packaging materials, bottles, corks, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

If we are not able to expand our production capacity our business will not be able to grow.
If we raise less than the maximum amount in this Offering, we may not be able to purchase the additional, higher capacity distilling equipment that we need to expand production. If we are not able to expand our production, we will not be able to increase our sales and as a result, our profits and business prospects will suffer.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company may use the proceeds from the Offering for certain unspecified working capital purposes.
Although we have indicated elsewhere in this Form C that we intend to use the proceeds of this Offering for certain designated purposes, the Company has ultimate discretion to use the proceeds as it sees fit and may change the specific use categories or relative amounts to be used in the specified categories. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Stephen King, Kara King and Owen King in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Stephen King, Kara King and Owen King die or become disabled, the Company will not receive

any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are subject to governmental regulations affecting our distillery and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distillery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Additionally, regulation of the distilled spirits industry in Virginia is very strict. For example, limitations on the size of tastings in local distilleries and disproportionate sales charges applied by the Virginia ABC could negatively impact our ability to generate sales and profits.

The craft spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft spirits products are somewhat seasonal, with the second quarter historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

The development and commercialization of our Ironclad Bourbon is highly competitive.
We face competition with respect to our current bourbon offerings and any other products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide and other local distilleries in Virginia. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved distilled spirits and thus may be better equipped than us to develop and commercialize bourbon related products. We also expect to that we will compete with some of these other companies in the future as we grow and need to recruit and retain qualified personnel or acquire competitive technologies. Smaller or early stage companies, especially those located in Virginia, may also prove to be significant competitors. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our bourbon products will achieve broader market acceptance and our ability to generate meaningful additional revenues from our existing products.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be transferable under federal securities law under certain circumstances, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the shares Series Seed Preferred Stock in the Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Virginia law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of preferred stock will be subject to dilution.
Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze

the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We ferment, distill, age, and bottle bourbon – one batch at a time - using only Virginia-grown grains. Our distillery is located within the 30,000 square-foot S.W. Holt & Co. warehouse built in 1913 and located in Newport News, Virginia. We currently sell through several Virginia ABC stores and through the Naval Base Exchange in Virginia Beach, Virginia.

Business Plan

Our plans include the build out of our tasting room and retail area and the expansion of our production facilities.

Plans for the tasting room space includes plush seating, a cozy lounge, and a large tasting bar where customers could order seasonal Ironclad bourbon cocktails. Ironclad plans to build the space with a “rustic-luxe” aesthetic that features tufted leather, worn rugs, vintage chandeliers, exposed brick and concrete, and one farmhouse-worth of reclaimed wood. The distillery store, where customers can purchase bottles of Ironclad Bourbon, will also feature bourbon-related goods, Ironclad branded merchandise such as hats and t-shirts, and historical souvenirs related to the ironclad warships.

We also plan to launch a members-only cocktail club, offer tastings and distillery tours on a day-to-day basis, and open our space for public and private event.
Capital will be required to cover our increased production during the first year while the bourbon continues to age prior to being available for sale. Our new equipment will give us seven times the capacity we currently have and our tasting room will be a new source of revenue.

History of the Business

The company was incorporated in Virginia on May 22, 2014 with the purpose of making and selling great bourbon. As of May 2017, the Company has sold more than 3,800 bottles of our Ironclad Bourbon.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bourbon	Hand crafted, small batch bourbon	Consumers above the age of 21 located in the state of Viriginia

In March 2018, we plan to introduce our first Straight Bourbon, aged more than two years. In March 2021, we plan to bring out our first Bottled-in-Bond Bourbon, aged more than four years. In the meantime, we will continue to offer our Bourbon that has been aged more than one year in 15-gallon barrels.

We are currently scheduled to release the following batches of Ironclad Bourbon:

- Bottled Cocktail (scheduled for 2018 release)
- Straight Bourbon (scheduled for 2018 release)
- Single Barrel (scheduled for 2020 release)
- Bottled-in-Bond (scheduled for 2021 release)

… and we currently have the following inventory aging in Ironclad's barrel room:

- 53 15-gallon barrels
- Eight 30-gallon barrels
- Two 53-gallon barrels

The Virginia ABC distributes our bourbon in 93 Virginia ABC stores statewide. The Naval Base Exchange distributes our bourbon from their warehouse to ordering base exchanges.

Competition
The Company's primary competitors are other small-batch, hand-crafted bourbon distillers.

There are several notable bourbon producers in the U.S., and Ironclad Distillery directly competes with several Virginia-based distillers that also sell their small-batch bourbon at Virginia ABC stores. The Company is the only distillery in Newport News, Virginia, and one of only three distilleries in Virginia.

We utilize local history to promote our product since our distillery is within viewing distance from the site of the historic Battle of the Ironclads from the U.S. Civil War, and the distillery's name comes from the historic Civil War battle that was the first combat between ironclad warships ─ the USS Monitor and the CSS Virginia. We are priced competitively with other high-end bourbons so as not to be confused with bottom-shelf products.

Supply Chain and Customer Base
Three of our four grains, corn, wheat and rye, are sourced locally from one of the largest growers in Virginia. This family-owned grower has invested $50,000 in a hammer mill to grind our grains as well as totes that each hold 2,000 pounds of grain that we use to transport grain back and forth from his nearby farm. Our malted barley comes from a supplier in North Carolina that sources primarily from North America.

We sell through Virginia ABC retail stores and have sold about 4,000 bottles at 375 ml each. Each bottle of Ironclad Bourbon retails for $38.69.

We also generate current revenue from branded merchandise sales (e.g. hats and t-shirts), barrel sales, and at outside events hosted by the Virginia Distillers Association.

Intellectual Property and Research and Development

Licenses

Licensor	Licensee	Description of Rights Granted
Alcohol and Tobacco Tax and Trade Bureau	DSP-VA-20023	**DSP** - Basic Permit for the production, distillation, storage and sale of beverage alcohol.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
124 23rd St. Newport News, Virginia 23607	Our building is owned by, and leased from, BKO LLC, which is owned by Carol King, wife of Stephen King	30,000 square-foot building with three floors. Brick and concrete construction.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Virginia ABC, and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Our effluent requires increasing the pH prior to releasing it into the sewer system. We use sodium hypochlorite to raise the pH from 3 to 5. Sodium hypochlorite is readily available for $20 per 5-gallon drum and this amount lasts for about 2 weeks. There are no other costs relating to environmental compliance.

Litigation
None

Other
The Company's principal address is 124 23rd St., Newport News, VA 23607

The Company has the following additional addresses:

None.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	24.00%	$12,000.00	6.67%	$30,000.00
Estimated Attorney Fees	2.00%	$1,000.00	0.22%	$1,000.00
Estimated Accountant/Auditor Fees	5.00%	$2,500.00	0.56%	$2,500.00
Equipment Purchases	0.00%	$0	38.91%	$175,075.00
Tasting Room build out	69.00%	$34,511.00	53.65%	$241,433.00
Total	**100.00%**	**$50,011.00**	**100.00%**	**$450,008.00**

Use of proceeds will depend on the amount raised and business conditions. If the amount is near the minimum, then the Company could delay some of the product development. If the amount is near the maximum, then the new product activity will be accelerated.

If the minimum amount of $50,011 is raised in the Offering, proceeds will primarily be applied towards building out Ironclad's tasting room. Above the minimum and up to the maximum amount of $450,008, the Company plans to allocate more resources towards the tasting room buildout and the purchase of new, more efficient, and higher capacity distilling equipment.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company has discretion to alter the use of proceeds as set forth above. If using the proceeds as listed above is no longer a viable business strategy the Company will change the use of proceeds at the discretion of its board.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Stephen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, May 2014 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President - responsible for managing financials, helping with distilling, planning, sales, bottling, and other operational duties.

Education
BS, Economics, University of Missouri MBA, University of Maryland Masters course work in accounting at University of Pittsburgh Dale Carnegie Leadership Training

---

Name
Kara King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO, December 2014 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
December 2014 to present: Marketing, company social media, build-out planning, bottling, cleaning, sales

Education
BA Journalism, American University of Paris

Name
Owen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, May 22, 2014 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
May 2014 to present: Bourbon production, bottling, cleaning

Education
BS, Communication, Millersville University

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Stephen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, May 2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President - responsible for managing financials, helping with distilling, planning, sales, bottling, and other operational duties.

Education
BS, Economics, University of Missouri MBA, University of Maryland Masters course work in accounting at University of Pittsburgh Dale Carnegie Leadership Training

---

Name
Kara King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO, December 2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
December 2014 to present: Marketing, company social media, build-out planning, bottling, cleaning, sales

Education
BA Journalism, American University of Paris

Name
Owen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, May 22, 2014 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
May 2014 to present: Bourbon production, bottling, cleaning

Education
BS, Communication, Millersville University

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in Virginia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	200,000*
Voting Rights	One vote per shareholder
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Securities being issued pursuant to Regulation CF	n/a
Percentage ownership of the company by the holders of such Securities prior to the Offering	100.0%

*This number reflects a 100 to 1 forward split completed on June 22, 2017

The Company has the following debt outstanding:

Type of debt	accounts payable
Name of creditor	Renwood Farms
Amount outstanding	$8,000.00
Interest rate and payment schedule	n/a
Amortization schedule	n/a
Describe any collateral or security	n/a
Maturity date	n/a
Other material terms	n/a

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $1,300,000.00.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The company is owned by three stockholders - Stephen King (34%), Owen King (33%), Kara King (33%)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Stephen King	34.0%
Owen King	33.0%
Kara King	33.0%

Following the Offering, the Purchasers will own 3.7% of the Company if the Minimum Amount is raised and 25.7% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flow. While demand has certainly outstripped supply, we have already doubled our production this year to prepare for 2018 demand. With proceeds from this Offering, we hope to increase the range of products offered, continuing to increase the production volume, and improve production efficiency to reduce our costs. We also plan to use proceeds from this Offering to build an inviting tasting room where customers can buy bottles of Ironclad Bourbon, enjoy tastings, and order cocktails made with Ironclad Bourbon.

The Company currently requires approximately $7,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are necessary to the operations of the Company. The Offering will enable us to increase production, build an inviting tasting room where customers can sip Ironclad Bourbon and order cocktails make with Ironclad Bourbon. Tours will be available as well as branded merchandise.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditures in the past two years:
Bottling line, forklift, fermenters, electrical upgrades, codes compliance, mixers, furniture

The Company intends to make the following material capital expenditures in the future:
Replace existing stills with much larger, more efficient cookers, stills, and fermenters; install a steam boiler; build out tasting room, including bar, HVAC, lighting, and plumbing.

We lease 5 of our 6 stills and a vibratory sieve. None of these will be required when we purchase new equipment and the leases expire in 2018. Total monthly lease payment is $385.

Material Changes and Other Information
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 69,232 shares of Series Seed Preferred Stock for up to $450,008. The Company is attempting to raise a minimum amount of $50,011.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 28, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $450,008.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and

Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities $6.50 per share and was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $104.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a ten (10) year warrant to purchase a number of shares of Series Seed Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Series Seed Preferred Stock
The Company is offering Series Seed Preferred Stock using basic crowd sourced form documents that are available at www.seriesseed.com. The terms of the Series Seed Preferred Stock are consistent with the forms available at www.seriesseed.com except as specified in the term sheet for this Offering which is attached as Exhibit B to this Form C. Please review carefully the form documents available at www.seriesseed.com.

Voting and Other Rights
Holders of Series Seed Preferred Stock of the Company will vote together with the holders of Common Stock on all matters coming before the stockholders on an as converted basis, which means that each share of Series Seed Preferred Stock will initially equate to one vote. Approval of a majority of the Series Seed Preferred Stock is required to (i) adversely change rights of the Series Seed Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Series Seed Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; or (vi) liquidate or dissolve, including any change of control.

Proxy Granted to Democracy VC Partners LLC
Each Purchaser will appoint Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.

Liquidation Preference
If the Company is liquidated (including a sale of the Company that is deemed a liquidation) each holder of Series Seed Preferred Stock will receive one times the original purchase price plus declared but unpaid dividends, if any, on each share of Series Seed Preferred Stock with the balance of proceeds being paid to the holders of Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation. Holders of Series Seed Preferred Stock will have the opportunity to convert to common stock immediately prior to a liquidation if they choose to do so.

Conversion
Each share of Series Seed Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Documentation
Documents governing the Series Seed Preferred Stock will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet that is attached as Exhibit B to this Form C.

Financial Information
Purchasers who have invested at least $50,000 will be considered Major Purchasers and will receive standard information and inspection rights.

Future Rights
The Series Seed Preferred Stockholders will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms) upon the consummation of the next Preferred Stock financing of the Company.

Participation Rights
Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

Other Rights
All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and nonassessable.

Voting and Control
The Securities have the following voting rights: one vote per share

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Holders of Common Stock and Series Seed Preferred Stock; provided, however, that the Proxy Holder is the only person that has the right to vote the Series Seed Preferred Stock.
Appointment of the Officers of the Company	The Board of Directors of the Company

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. “Member of the family” as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Rent

Related Person/Entity	Carol King - Stephen's wife, Owen and Kara's mother
Relationship to the Company	none
Total amount of money involved	$750.00
Benefits or compensation received by related person	rental income
Benefits or compensation received by Company	operating space
Description of the transaction	Rental payments made to BKO LLC, owner of our building, which is owned by Carol King

Current Interest in Property

Related Person/Entity	Carol King - Stephen's wife, Owen and Kara's mother
Relationship to the Company	none
Total amount of money involved	$750.00
Benefits or compensation received by related person	rental income
Benefits or compensation received by Company	none
Description of the transaction	Our building is owned by BKO LLC which is owned by Carol King

Conflicts of Interest

Not applicable

OTHER INFORMATION

The Company may enter into loan transactions or other capital raising transactions simultaneous with this Offering and the Company may engage in increased advertising and marketing activities in order to promote this Offering

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Stephen King
(Signature)

Stephen King
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Stephen King
(Signature)

Stephen King
(Name)

President
(Title)

06/29/2017
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Investor Deck
Exhibit E	Video Transcript

EXHIBIT A
Financial Statements

BAUER & COMPANY
audit & accounting services

IRONCLAD DISTILLERY, INC.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016 and 2015

BAUER & COMPANY audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
Ironclad Distillery, Inc.:

We have reviewed the accompanying financial statements of Ironclad Distillery, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
June 29, 2017

Ironclad Distillery, Inc.
Balance Sheets
December 31, 2016 and 2015
(unaudited)

	2016	2015
Assets		
Current assets		
Cash and cash equivalents	$ 3,380	$ 1,776
Accounts receivable, net	7,699	-
Inventory	79,676	28,667
Current assets	90,755	30,443
Property and equipment, net	41,225	37,592
Total assets	$ 131,980	$ 68,035
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 20,739	$ 11,277
Total current liabilities	20,739	11,277
Grants payable	18,000	18,000
Total liabilities	38,739	29,277
Stockholder's Equity		
Common stock, no par value; 5,000 shares authorized, 2,000 shares issued and outstanding as of December 31, 2016 and 2015, respectively	-	-
Additional paid-in capital	148,678	68,327
Accumulated deficit	(55,437)	(29,569)
Total stockholder's equity	93,241	38,758
Total liabilities and stockholder's equity	$ 131,980	$ 68,035

See accompanying notes to the financial statements and the independent accountants' review report.

Ironclad Distillery, Inc.
Statements of Operations
For the Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Revenues	$ 51,535	$ 420
Cost of revenues	39,525	-
Gross margin	12,010	420
Operating expenses		
Depreciation	3,647	1,634
Rent and occupancy	9,000	6,000
Tools and supplies	-	10,300
Insurance	4,257	-
Licenses and taxes	4,310	920
Advertising and other	2,579	3,199
Automobile	2,608	117
General and administrative	9,653	4,569
Total operating expenses	36,054	26,739
Loss from operations	(24,044)	(26,319)
Other expense (income)		
Interest expense	1,825	-
Other income	(1)	-
Total other expense (income), net	1,824	-
Loss before income taxes	(25,868)	(26,319)
Income tax expense	-	-
Net loss	$ (25,868)	$ (26,319)

See accompanying notes to the financial statements and the independent accountants' review report.

Ironclad Distillery, Inc.
Statements of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2016 and 2015
(unaudited)

	Common stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at December 31, 2014	-	$ -	$ -	$ (3,250)	$ (3,250)
Issuance of common stock	2,000	-	2,000	-	2,000
Stockholder contributions	-	-	66,327	-	66,327
Net loss	-	-	-	(26,319)	(26,319)
Balances at December 31, 2015	2,000	$ -	$ 68,327	$ (29,569)	$ 38,758
Stockholder contributions	-	-	80,351	-	80,351
Net loss	-	-	-	(25,868)	(25,868)
Balances at December 31, 2016	2,000	$ -	$ 148,678	$ (55,437)	$ 93,241

See accompanying notes to the financial statements and the independent accountants' review report.

Ironclad Distillery, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Cash flows from operating activities:		
Net loss	$ (25,868)	$ (26,319)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	3,647	1,634
Changes in operating assets and liabilities:		
Accounts receivable	(7,699)	-
Inventory	(51,009)	(28,667)
Accounts payable and accrued expenses	9,462	8,027
Net cash used in operating activities	(71,467)	(45,325)
Cash flows from investing activities:		
Purchase of property and equipment	(7,280)	(39,226)
Net cash used in investing activities	(7,280)	(39,226)
Cash flows from financing activities:		
Proceeds from grants	-	18,000
Stockholder contributions	80,351	66,327
Issuance of common stock	-	2,000
Net cash provided by financing activities	80,351	86,327
Net increase in cash	1,604	1,776
Cash and cash equivalents at beginning of year	1,776	-
Cash and cash equivalents at end of year	$ 3,380	$ 1,776
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ -	$ -
Income taxes paid during the year	$ -	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Ironclad Distillery, Inc.
Notes to the Financial Statements
December 31, 2016 and 2015
(unaudited)

Note 1 - Nature of Business

Ironclad Distillery, Inc. (the "Company"), a Virginia corporation, commenced operations in May 2014.

The Company is a craft distillery that owns a distillery in Newport News, Virginia, where it makes and sells branded distilled whiskey products. The Company's principal product is bourbon whiskey. The Company started production in 2015 at its original location.

Note 2 – Liquidity and Capital Resources

The Company has experienced net losses during the years ended December 31, 2016 and 2015. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through equity financing. The Company's ability to continue to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the opportunities it provides to businesses. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Note 3 - Significant Accounting Policies (continued)

Property and equipment
Property and equipment consist principally of machinery and equipment, furniture and fixtures and leasehold improvements. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from three to fifteen years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets.

Revenue recognition
Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise.

Cost of revenues
Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs and internal transfer costs.

Marketing costs
The Company expenses marketing costs as incurred.

Income taxes
The Company has elected to be taxed as an S-Corp for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to tax examinations relating to federal and state tax returns back to the Company's inception in 2014.

Note 3 - Significant Accounting Policies (continued)

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

The amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and accrued payroll are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable charge interest at fixed rates; however, the balances as of December 31, 2016 and 2015 approximate fair value due to the proximity of the agreements to the balance sheet date.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2016 and 2015:

		2016		**2015**
Machinery and equipment	$	7,518	$	7,518
Furniture and fixtures		7,580		300
Leasehold improvements		31,408		31,408
Subtotal		46,506		39,226
Less accumulated depreciation		(5,281)		(1,634)
Total	$	41,225	$	37,592

Depreciation expense for the years ended December 31, 2016 and 2015 was $3,647 and $1,634, respectively.

Note 5 –Grants Payable

In September 2015, the Company entered into a performance agreement with the Economic Development Authority (the "Authority") of Newport News, Virginia. The Authority was awarded a grant of $18,000 from the Governor's Agriculture & Forestry Industries Development Fund for the purpose of inducing the Company to expand and improve an agriculture and/or forestry processing facility using Virginia-grown products in the city of Newport News, Virginia. In order to receive the funds, the Company must meet the criteria in the performance agreement by October 31, 2018 (the "Performance Date"). If the Authority determines the Company cannot meet the Performance Date, the grant must be repaid. The outstanding balance is $18,000 at December 31, 2016 and 2015.

Note 6 - Capital Stock

As of December 31, 2016, the Company has authorized the issuance of 5,000 shares of capital stock with no par value. The total number of shares of common stock the Company is authorized to issue is 5,000.

Note 7 - Commitments and Contingencies

Lease arrangements
The Company leases distillery and office space under non-cancelable operating leases expiring in September 2019 from a company owned by a stockholder. Rent expense on the Company's operating leases was approximately $9,000 and $6,000 for the years ended December 13, 2016 and 2015, respectively.

Future minimum lease payments under these leases as of December 31, 2016 are as follows:

2017	$	9,000
2018		9,000
2019		6,750
	$	24,750

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 8 – Related Party Transactions

The Company leases distillery and office space under non-cancelable operating lease expiring in September 2019 from a company owned by a stockholder. Rent expense on the Company's operating lease was approximately $9,000 and $6,000 for the years ended December 13, 2016 and 2015, respectively. The Company also has related party payables to a company owned by a stockholder in the amounts of $20,739 and $11,277, respectively.

Note 9 - Subsequent Events

On June 27, 2017, the Company revoked its S-Corp status for U.S. federal income tax purposes.

On June 22, 2017, the Company amended its Articles of Incorporation. The Company increased the authorized number of common shares from 5,000 to 500,000 shares of common stock, with no par value. Further, the Company approved a stock-split of 100 shares of common stock per original issuance of common stock. Thus, the 2,000 shares of common stock outstanding as of December 31, 2016 are changed into and become 100 common shares for each share, for a total of 200,000 shares outstanding.

Note 9 - Subsequent Events

On May 18, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $450,008 of financial interests through a revenue promissory agreement to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

Management of the Company has evaluated subsequent events through June 29, 2017, the date the financial statements were available to be issued.

EXHIBIT B

Company Summary

Company: Ironclad Distillery Inc.

Market: Craft Distilling

Product: Bourbon made from local Virginia corn and grains, along with malted barley, and aged in new, American oak charred barrels

Company Highlights

- 2017 American Distilling Institute Award winner (Bronze Medal – Bourbon Category)[i]
- As of May 2017, the distillery has sold over 3,800 bottles of its Ironclad Bourbon
- Sources 100% of its corn, wheat, and rye from Virginia agricultural producers
- Plans to build a tasting room and distillery store within the company's 30,000-square-foot warehouse along with a members-only Cocktail Club
- Over the next several years, Ironclad plans to release the following products, which are currently aging in barrels:
    - Bottled Cocktail (scheduled for 2018 release)
    - Straight Bourbon (scheduled for 2018 release)
    - Cask Strength (scheduled for 2019 release)
    - Single Barrel (scheduled for 2020 release)
    - Bottled-in-Bond (scheduled for 2021 release)

PERKS

Ironclad Distillery will provide the following "perks" to investors in addition to the shares purchased, at each level of investment defined below, after shares are issued to the investor. All perk thresholds are inclusive of previous perk thresholds. Bourbon perks are redeemable at the Ironclad Distillery or investors can request it to be delivered, in which case they must pay a shipping fee that will based on their state or country assuming that it is legal to ship to that destination.

39 shares ($253.50): Become an official Ironclad V.I.P and receive invitations to Ironclad's tasting room launch party plus all special events and release previews

77 shares ($500.50): Receive a signed bottle of Ironclad Small Batch Bourbon

154 shares ($1,001.00): Become an honorary member of Ironclad's monthly cocktail subscription for one year, and get name inscribed on the tasting room wall

385 shares ($2,502.50): Invitation to Investor Whiskey Dinner at Ironclad Distillery

770 shares ($5,005.00): Receive a "Captain's Card" for 20% off all Ironclad merchandise, cocktails, and products

1,539 shares ($10,003.50): Blend your own batch of Ironclad Bourbon, plus receive a case from the barrel when complete

3,847 shares ($25,005.50): First drink for investor and a friend is complementary on every visit to the Ironclad tasting room, plus first access to new product releases

7,693+ shares ($50,004.50+): Private whiskey dinner in the Ironclad Barrel Room for investor and up to five guests

COMPANY SUMMARY

Opportunity

Over the past several years, there has been a shift in U.S. adult beverage drinking habits from beer towards spirits[ii], and the craft distilling boom is right at the heart of it with whiskey production fueling the trend.[iii] Ironclad Distillery has been making authentic small-batch bourbon whiskey since it began production of its first bourbon in 2015. Owned and operated by the King family, Ironclad is the only distillery in Newport News, Virginia, and one of only five bourbon distilleries in the state. The distillery's name comes from the historic Civil War battle that was the first combat between ironclad warships – the USS *Monitor* and the CSS *Virginia* – which took place within sight of the distillery.

Product

Ironclad makes only small-batch bourbon whiskey – from grain to bottle – one batch at a time.


IRONCLAD
BOURBON WHISKEY

Ironclad brings together tradition, innovation, and design to make its bourbon. With respect to tradition, Ironclad ferments, double-distills, ages, and bottles all under one roof. Ironclad also highlights the best of Virginia by sourcing select grains from a family farm in Charles City. Ironclad Bourbon is made from local Virginia corn, wheat, and rye, along with malted barley, and aged in new, American oak charred barrels. It is characterized by the brackish air from Virginia's James River and balanced with the sweet caramelized oak sap from small barrels. Each batch is double distilled in six 26-gallon stainless steel stills and generally aged for two summers. The result is a sweet opening and a dry spice pop that's equally suited for drinking straight up or in cocktails.


IRON CLAD


IRONCLAD

Ironclad's hand-dipped, goldenrod yellow wax seal, along with its bold font, is specifically designed to catch the eyes of customers as they peruse the liquor shelf. The necker features handwritten batch notes – a nod to the bourbon's handcrafted origin. The flip side features a printed copy of a newspaper headline from the day after the 1862 Civil War maritime battle with a grainy image of the ironclad CSS *Virginia/Merrimac*. Peeling the bottle label away uncovers the original blueprint of the ironclad USS *Monitor*, which was permitted for use by The Mariners' Museum and Park in Newport News, Virginia.


MADE IN VIRGINIA.
BOOM.
IRONCLAD
BOURBON WHISKEY


THE
001



BarrelTag
Virgin (unused) oak barrels are responsible for giving bourbon its color and unique flavor. Unfortunately, after aging bourbon for months or years, these barrels cannot be used again to make bourbon, though they can be resold for other uses. That's why each barrel used by Ironclad is given a unique number or BarrelTag. When the barrel is emptied, Ironclad writes this ID on each bottle filled using that barrel. Purchasers can then register on the Ironclad website to track that barrel to see whether it ends up in a brewery, is used to age other spirits like rum, or even becomes an eclectic piece of furniture in someone's house.


Ironclad Distillery Co. · Story · Ironclad Bourbon · Stockists · BarrelTag · Shop · Contact Us
#NoFlavorLeftBehind
Ironclad BarrelTag
IRONCLAD
BOURBON WHISKEY
Our barrels are going places: Taking on beer, aging rum, making Man Caves look good, to name a few. That's why we created BarrelTag - the world's first way to track a barrel's after-bourbon life.
Register your unique BarrelTag code here and start following your barrel. Because Ironclad flavor holds tight.
FOLLOW YOUR BARREL
Register your BarrelTag code below (located on the bottle neck label).
Email *
First Name
Last Name
BarrelTag Number *
Register
* Required Field

Tasting Room and Distillery Store

Ironclad Distillery is located within the longstanding S.W. Holt & Co. warehouse, which was built in 1913. The warehouse is family-owned, and, at 30,000 total square feet, Ironclad plans to build a tasting room and distillery store within the space. Plans for the tasting room space includes plush seating, a cozy lounge, and a large tasting bar where customers could order seasonal Ironclad bourbon cocktails. Ironclad plans to build the space with a "rustic-luxe" aesthetic that features tufted leather, worn rugs, vintage chandeliers, exposed brick and concrete, and one farmhouse-worth of reclaimed wood.

Additional details will seek to please both discerning bourbon fans and history enthusiasts. The wall beside the tasting bar will be lined with historical photographs, including various ironclad ships from the *Monitor* to the *Albemarle*. The Distillery store, where customers can purchase a bottle of Ironclad Bourbon, will also feature bourbon-related goods and historical souvenirs related to the ironclad warships. Purchased items will be wrapped in reproduced newspaper headlines from the day after the *Battle of the Ironclads* from the Civil War. A piece of artwork showcased at the entrance will feature a quote taken from one of the many letters written to home by a sailor onboard the Civil War's USS *Monitor* (mockup shown below).


At twelve the whistle sounds again and Grog and Dinner is the order. The Grog is whiskey, and they give a Gil cup twice each day, and it is equal to a good stiff horn each time.



The cocktail menu is being created by a local mixologist and will feature his take on the classics as well as new concoctions. Ironclad also plans to launch a members-only Cocktail Club, offer tastings and distillery tours on a day-to-day basis, and open the space for public and private events.

Use of Proceeds and Product Roadmap

If the minimum amount of $50,011 is raised, proceeds will primarily go towards building out Ironclad's tasting room. Above the minimum and up to the maximum amount of $450,008

, the company plans to allocate more resources towards the tasting room buildout and the purchase of new, more efficient, and higher capacity distilling equipment.

Over the next several years, Ironclad plans to release the following batches, which are currently aging in barrels:
- Bottled Cocktail (scheduled for 2018 release)
- Straight Bourbon (scheduled for 2018 release)
- Cask Strength (scheduled for 2019 release)
- Single Barrel (scheduled for 2020 release)
- Bottled-in-Bond (scheduled for 2021 release)

Business Model

Ironclad Bourbon is currently available in select Virginia ABC (Alcoholic Beverage Control) stores. It retails for $38.69 for a 375 ML bottle.

Ironclad Distillery also generates revenue from branded merchandise sales (e.g. hats and t-shirts), barrel sales, private events, and tastings.

USER TRACTION

Ironclad is currently sold in 93 Virginia ABC stores. As of May 2017, the distillery has sold over 3,800 bottles.

The following is the current inventory aging in Ironclad's barrel room as of May 2017:
- **55** 15-gallon barrels
- **Eight** 30-gallon barrels
- **Two** 53-gallon barrels

The majority of Ironclad's 15-gallon inventory is scheduled to be bottled in 2017; five barrels are scheduled to be bottled in July 2017. The first of the 30-gallon barrels, which was filled back in February 2016, will be ready for bottling in February 2018; the rest of the 30-gallon barrel inventory is also expected to be bottled in 2018. The 53-gallon barrels, which were filled in March 2017 are for the Bottled-in-Bond Bourbon that is scheduled to be released in 2021.

Ironclad's BarrelTag program partners include Oozlefinch Craft Brewery, Outerbanks Distilling, Virginia Distillery, Tradition Craft Brewery, and Melo Lion Meadery.

In 2016, Ironclad generated over $51,000 in revenue. The majority of that revenue came from wholesale bottle sales in December 2016 ($50,202). Year to date as of May 2017, the company has already generated nearly $56,000 in revenue, which also includes sales of used barrels ($600) and branded merchandise ($2,676). Ironclad Bourbon quickly sold out at the Virginia ABC Stores, exhausting the company's ready-to-bottle inventory, which is why monthly sales dropped significantly from December 2016 through May 2017. As noted in the User Traction section, Ironclad has a much larger inventory of bourbon that is currently aging and will be ready for sale throughout 2017 and 2018, and up to 2021.


Monthly Revenue
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dec 2016
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017

Note: Monthly financials not audited or subject to financial review.

In 2016, operating expenses totaled just over $36,000. Office rent, which was paid in a lump sum in December 2016, was one of the largest line item ($9,000), as were general and administrative expenses ($9,653). Over $32,000 of accrued expenses for the year were paid in December 2016. Year to date as of May 2017, Ironclad's operating expenses have totaled $19,737. Its Accounts Payable (AP) increased from $20,250 as of December 2016 to $34,653 as of May 2017. Over half of the AP balance ($18,700) is for owed rent; BKO LLC, which is owned by Carol King, wife of Stephen King (President of Ironclad), is the lessor of the property. As of May 2017, the company also had $12,548 in Accounts Receivable.


Monthly Operating Expenses
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Dec 2016
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017

Note: Monthly financials not audited or subject to financial review.


Accounts Payable / Receivable
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Dec 2016
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017
Accounts Payable
Accounts Receivable

Note: Monthly financials not audited or subject to financial review.

In 2016, Ironclad generated a net loss of $25,868, most of which occurred in December. Year to date as of May 2017, its net operating loss was $4,286. As of May 2017, Ironclad had $2,554 in cash assets.


Net Income
$10,000
$5,000
$0
($5,000)
($10,000)
($15,000)
Dec 2016
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017

Note: Monthly financials not audited or subject to financial review.

Remainder of page intentionally left blank

In 2016, retail sales of U.S. distilled spirits were estimated at nearly $78 billion. Supplier (wholesale) sales to retailers increased 2.4% year over year to reach 220 million cases in 2016, worth $25.2 billion. This marked the seventh consecutive year that distilled spirits has gained market share relative to beer.[iv] Furthermore, the distilled spirits market has been primarily driven by growth in high-end premium and super premium products – bottles that retail for at least $20.


DISTILLED SPIRITS COUNCIL
High End & Super Premium Drive Case Growth
Cumulative Growth by Price Category
9-Liter Cases (millions)
45
40
35
30
25
20
15
10
5
0
-5
2008
2009
2010
2011
2012
2013
2014
2015
2016
8.4
14.3
12.8
3.2
Value
Premium
High End Premium
Super Premium
Source: DISCUS MSDB
26

In 2016, vodka accounted for almost one-third of total spirits volume with 69.8 million cases sold. Total vodka sales generated $6 billion in revenue. Revenue from super premium vodka (bottles that retail for over $30) rose 13.1% year over year to reach $1.3 billion (6.3 million cases). There were 48.4 million cases of North American whiskey sold in 2016, worth $5.7 billion. Super premium American whiskey volumes increased 11.8% (to 2.1 million cases), while revenue jumped 13.5% year over year to $467 million. High-end premium American whiskey volumes rose 5% (to 10.4 million cases) and revenue rose 5.7% to $1.8 billion. Rye had the largest sales volume increase in 2016, growing nearly 17% year over year to 785,000 cases.[v]

Local distilleries have contributed to the overall growth in the distilled spirits market. In 2015, the craft spirits industry generated roughly $2.4 billion in retail sales, with volume growing at a compound annual growth rate of 27.4% between 2010 and 2015.[vi] From 2010 to 2015, the number of craft distillers grew at a compound annual growth rate of 41.6%. As of August 2016, there were 1,315 craft distillers active in the U.S., with the largest concentrations located in the West (mostly in California, Washington, and Colorado) and in the South (mostly in Texas). Based on a compound annual growth rate of 19.6%, the number of craft distillers could surpass 2,800 by 2020.[vii]



Active Craft Distillers by State
CRAFT SPIRITS DATA PROJECT
# of Active Craft Distillers by State and Region as of August 2016
34.1% WEST
18.6% MIDWEST
19.2% NORTHEAST
28.1% SOUTH
1,315 Total Distilleries
Sources: TTB, ACSA, ADI, State ABC boards, state guilds, team analyses
© 2016 park street
American Craft Spirits Association
IWSR
29

Out of those 1,315 craft distillers, 91.7% are defined as small producers. Yet because small distilleries produce a limited quantity of spirits – usually single batches at a time – they accounted for just 12.1% of the craft spirit cases sold in 2015. For these small distillers, generating revenue on premise (at the distillery) is especially important, as on-site sales make up 25% of their revenue on average. Of small craft producers' revenue, 67% is generated within the distillery's state of operation but outside the premise.[viii]



# of Craft Distillers and Case Volumes by Producer Size
# of Producers, 9L Cases (000)
4.930
1.163
100%
6,3%
2,0%
Large producers 61,8%
91,7%
Medium producers 26,1%
Small producers 12,1%
Number of cases
Number of producers
The U.S. Craft distilling market is fairly concentrated with 2% of the producers being responsible for more than 60% of the cases
91.7% producers are classified as small producers. They are responsible for just 12.1% of the cases
Sources: TTB, distiller surveys, team analyses
© 2016 park street
American Craft Spirits Association
IWSR

Virginia has had strict regulations on distilled spirits since Prohibition. For example, tastings at a craft distillery are limited to four half-ounce pours even though such limitations do not apply at breweries and wineries. Also, craft distillers must pay a larger percentage of sales to Virginia's ABC (Alcoholic Beverage Control) agency than that of breweries and wineries. Despite the restrictions, Virginia's distilled spirits industry grew 62% between 2011 and 2016.[ix] Currently, there are over 50 licensed distilleries in Virginia, which is a 350% increase from 2008.[x]

Further, recent bills and legislation have begun to push back against restrictive regulations. In August 2016, Virginia ABC began allowing craft distilleries to directly sell to restaurants, bars, and other licensed purveyors.[xi] Additionally, a new law that will go into effect on July 1, 2017 will allow craft distilleries to sell bottles at events licensed by the Virginia ABC Board as long as the purpose of the event is to educate consumers about the spirits.[xii]

COMPETITORS

There are several notable bourbon producers in the U.S., including, but not limited to: Blanton's, Buffalo Trace, Bulleit®, Four Roses®, Jim Beam®, Knob Creek®, Maker's Mark®, and Woodford Reserve®.

Ironclad Distillery directly competes with several Virginia-based distillers that also sell their small-batch bourbon at Virginia ABC stores:

A. Smith Bowman: Founded in 1934, A. Smith Bowman was a small, family-owned American distillery. The distillery produces small-batch whiskey, bourbon whiskey, rum, vodka, and gin.[xiii] The distillery is now owned by the Sazerac Company, which is the parent company for Buffalo Trace. Smith Bowman was founded in 1934 and was acquired by Buffalo Trace in 2003.[xiv] The Bowman Brothers Virginia Straight Bourbon retails for $29.99 (750 ml), and the John J Bowman Virginia Straight Bourbon retails for $49.99 (750 ml).[xv]

Dome & Spear Distillery: Founded by the McCauley family in 2014, Dome & Spear Distillery produces hand-crafted, small-batch artisanal bourbon whiskey. It is the first licensed distillery in Campbell County and is named after the old wrought iron "dome and spear" fencing that surrounds many historic buildings in the area. Dome & Spear uses locally grown Virginia corn and other American-sourced grains. Each batch is distilled twice and aged in new charred oak barrels.[xvi] McCauley's Virginia Bourbon Whiskey retails for $36.99 (750 ml).[xvii]

Filibuster Distillery: Founded in 2013, Filibuster produces a "Dual-Cask" Bourbon, which is aged in American oak casks and then finished in white-wine seasoned French oak barrels. The distillery also produces rye, gin, and other whiskey varieties.[xviii] The Filibuster Bourbon retails for $46.29 (750 ml) at the Virginia ABC store. [xix] Filibuster also distributes its products across several states as well as in the UK.[xx]

Reservoir Distillery: Founded in 2008, Reservoir Distillery produces bourbon, rye whiskey, and wheat whiskey. Its bourbon is made from 100% corn and has won several San Francisco Spirits Competition and New York International Spirits Competition awards.[xxi] Reservoir Bourbon retails for $84.29 for a 750ml bottle or $42.19 for a 375ml bottle.[xxii] Reservoir can be purchased through Virginia ABC stores and is distributed in several states through the Country Vintner.[xxiii]



Stephen King, President: Stephen graduated from the University of Missouri with a bachelor's degree in Economics. His first job was as a foreman in one of U.S. Steel's mills. On his first day, he was put in charge of 75 men who, on average, were more than twice his age. When it became apparent that "old guard" companies that helped build this country were losing viability, he went to work for a progressive mini-mill in South Carolina, rising in the ranks to Assistant Superintendent. An opportunity arose for Stephen to move back to Pennsylvania to run a division of a copper tubing company, and he eventually managed each division from manufacturing to sales to executive management. Along the way, he spent three years as Director of all Copper Tubing operations in Mexico and earned an MBA from the University of Maryland.

Afterwards, Stephen and his family moved to Virginia and bought a restoration franchise repairing homes after floods and fires. During this time, he became interested in seeing what it would take to make bourbon, a product that his family loved. After visiting several distilleries and extensively researching the growing popularity of craft distilleries, he enlisted the help of his youngest son to begin making bourbon. After 10 years of restoring homes, he sold the business and dedicated his time to making great tasting and high-quality bourbon.



Owen King, Chief Operating Officer: Owen wrestled and played football in high school in Pennsylvania and was recruited by Millersville University to play defensive end. He earned a bachelor's degree in Communications. Following college, and after a brief stint working in Nantucket, Owen moved to Virginia to join his father's business and be closer to friends and family. He shares the family love of bourbon, and when the opportunity to get involved in making bourbon presented itself, he immersed himself in books and distillery visits. He loves talking about, making, and drinking bourbon.



Kara King, Chief Marketing Officer: Kara was homecoming queen of her high school, played soccer and volleyball, and never failed to do everything creatively. After visiting several American University campuses, she opted for the American University of Paris (France). She spent four years soaking up the European culture and graduated with a degree in Journalism. Upon her return to the US, she went to work for Liz Claiborne and eventually Vincent Partners in New York City. An opportunity came for Kara to move to Los Angeles to work for Lucky Brand Jeans, and, later, another opportunity took her to Lands' End in Wisconsin and then back to NYC to work with LOFT. But the allure of bourbon overtook her and she joined her father and brother to make bourbon. She has brought her remarkable marketing talents to Ironclad, where her impact has helped Ironclad sell out every month since first being sold in the Virginia ABC stores.

INVESTMENT TERMS

Security Type: Series Seed Preferred Stock
Round Size: Min: $50,011 **Max**: $450,008
Price per Share: $6.50
Pre-money Valuation: $1.3 million
Liquidation Preference: 1x
Conversion Provisions: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

wtkr.com: Ironclad Distillery bringing local bourbon to Hampton Roads
VEER Magazine: 21st Century Ironclad
Daily Press: Newport News-made bourbon hits store shelves
WAVY-TV: Bourbon distillery gives hope for downtown Newport News
Distinction Magazine: Bourbon from the state's newest distillery has a saltybite that's distinctly Tidewater.

---

[i] http://www.distillerytrail.com/blog/the-complete-list-american-distilling-institutes-2017-award-winners/
[ii] https://www.washingtonpost.com/news/wonk/wp/2016/02/17/less-beer-more-bourbon-how-the-american-buzz-is-evolving/?utm_term=.59cb1c2d9e4c
[iii] http://www.businesswire.com/news/home/20160211005049/en/Global-Demand-Premium-Whiskey-Propelling-Global-Whiskey
[iv] http://www.discus.org/2016AnnualEconomicReport/
[v] http://www.discus.org/assets/1/7/Distilled_Spirits_Industry_Briefing_Final.pdf
[vi] http://www.prnewswire.com/news-releases/study-finds-more-than-1300-active-craft-spirits-producers-in-us-300346618.html
[vii] http://www.americancraftspirits.org/wp-content/uploads/2016/10/CSDP-10182016FINAL.pdf
[viii] Ibid.
[ix] http://www.dailypress.com/business/dp-virginia-liquor-20160216-story.html
[x] http://www.distillerytrail.com/blog/new-virginia-law-to-allow-distillers-to-sell-bottles-at-festivals-and-events/#.WLmhZTbcMzY.twitter
[xi] https://catoctincreekdistilling.com/news/51-press-releases/1257-press-release-virginia-abc-approves-direct-sales-to-restaurants
[xii] http://www.dailypress.com/business/tidewater/dp-tidewaterbiz-distillers-20170301-story.html
[xiii] http://www.asmithbowman.com/collection.aspx
[xiv] http://modernthirst.com/2014/06/09/bourbon-review-virginia-gentleman-small-batch/
[xv] https://www.abc.virginia.gov/products/bourbon#/search?f:views%3D%5BVirginia-Made%5D
[xvi] https://www.abc.virginia.gov/library/products/pdfs/new-item-guide.pdf?la=en
[xvii] https://www.abc.virginia.gov/products/bourbon#/search?f:views%3D%5BVirginia-Made%5D
[xviii] http://www.filibusterbourbon.com/products.html
[xix] https://www.abc.virginia.gov/products/bourbon#/search?f:views%3D%5BVirginia-Made%5D
[xx] http://www.filibusterbourbon.com/findus.html
[xxi] http://www.reservoirdistillery.com/our-whiskeys/
[xxii] https://www.abc.virginia.gov/products/bourbon#/search?f:views%3D%5BVirginia-Made%5D
[xxiii] http://www.reservoirdistillery.com/faq/

Exhibit C

Subscription Agreement

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK OF IRONCLAD DISTILLERY, INC.

June 30, 2017

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Ironclad Distillery, Inc., a Virginia corporation (the "***Company***"). Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "***Series Seed***").
Aggregate Proceeds:	$450,008 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***
Price Per Share:	Price per share (the "***Original Issue Price***"), based on a pre-money valuation of $1.3 million
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; or (vi) liquidate or dissolve, including any change of control.
Documentation:	Documents will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet.
Financial Information:	Purchasers who have invested at least $50,000 ("***Major Purchasers***") will receive standard information and inspection rights.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).
Proxy Voting	The purchaser appoints Democracy VC Partners LLC as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company

Binding Terms:	For a period of thirty days, the Company shall not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company shall not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

COMPANY: IRONCLAD DISTILLERY INC.	PURCHASERS:
__________________________________	__________________________________
Name: ____________________________	Name: ____________________________
Title: ____________________________	Title: ____________________________
Date: ____________________________	Date: ____________________________

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Ironclad Distillery, Inc.
124 23rd Street
Newport News, VA 23607

Ladies and Gentlemen:

The undersigned understands that Ironclad Distillery, Inc., a Corporation organized under the laws of Virginia (the "Company"), is offering up to $450,008.00 of Series Seed Preferred Stock Units of Preferred Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated June 30, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on August 28, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Virginia, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental

information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Virginia, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Virginia, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	124 23rd Street Newport News, VA 23607 Attention: Steven King
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By____________________ Name:

PURCHASER (if an entity):
______________________ Legal Name of Entity By____________________ Name: Title:

State/Country of Domicile or Formation: ____________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Ironclad Distillery, Inc.
By____________________ Name: Title:

IRREVOCABLE PROXY TO VOTE STOCK

OF

IRONCLAD DISTILLERY, INC.

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of Ironclad Distiller, Inc., a Virginia corporation, a Virginia corporation (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Preferred Stock Investment Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _______________

____

(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: ______________

Exhibit D

Investor Deck

IRONCLAD

MAKERS OF FINE BOURBON WHISKEY

A Family-Owned Craft Distillery In Newport News, Virginia

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

BOURBON
THAT GOES DOWN WITH
HISTORY



IN

1862

ONE YEAR INTO THE
AMERICAN CIVIL WAR,
THE FIRST SHIPS TO
BE ARMORED IN IRON
ENGAGED IN THE WATERS
OFF THE PORT OF NEWPORT
NEWS. A FEW HOURS LATER,
THE NAVY WOULD BE
CHANGED FOREVER.

THAT MIGHTY BATTLE
INSPIRED OUR NAME.
AND IT'S WHY WE STICK
TO OUR GUNS. WE MAKE
AUTHENTIC BOURBON.
THAT'S IT. NOTHING ELSE.
IT'S OUR IRONCLAD RULE.

THE KING FAMILY



IRONCLAD



IRONCLAD
IRONCLAD DISTILLERY
NEWPORT NEWS, VA
18
62



STEPHEN

Founder
Entrepreneur.
Has built three successful companies during his over 40 years of business experience.

OWEN

Distiller
One of the lucky few to be a super taster. Has charmed many distillers into divulging their secrets.

KARA

Creative Director
Advertising copywriter. Worked for several global brands to help define and communicate their unique identities.


MIGHTY SHIPS INSPIRED OUR NAME. THAT'S WHY WE'RE STICKING TO OUR GUNS. WE MAKE AUTHENTIC BOURBON. THAT'S IT. NOTHING ELSE. IT'S OUR IRONCLAD RULE.
1862
WE SOURCE SELECT VIRGINIA
GRAINS. FERMENT AND
ONE BATCH AT A TIME. AND
LET THE BRACKISH AIR
JAMES RIVER AND OUR
OAK BARRELS DO THE REST

WE ARE MAKERS

Working with award-winning[1] corn and grains grown right here in Virginia, our aim is to produce bourbon that is accessible in flavor and price while being of the highest quality. In our hand-built 26-gallon stainless stills, we distill only our own four-grain bourbon, including Ironclad Small Batch and a Straight Bourbon we will be releasing in 2018.

IN QUALITY, WE TRUST

1. http://www.southeastfarmpress.com/grains/virginia-s-david-hula-continues-award-winning-tradition

WE'RE BRINGING BOURBON BACK HOME

YOU DON'T HAVE TO BE IN KENTUCKY TO MAKE GREAT BOURBON

Fed up with irregular supplies of alcohol from England, some enterprising Virginian colonists were quick to adopt Indian corn as a key ingredient in locally distilled spirits. By definition, bourbon must be made from at least 51 percent corn mash.

So, Bourbon Whiskey:
Est 1620. In Virginia.[1] BOOM.

1. https://www.encyclopediavirginia.org/Thorpe_George_bap_1576-1622#

MADE IN VIRGINIA. BOOM.

18
62



INTRODUCING BARRELTAG

Virgin, charred American oak barrels age and balance our bourbon's flavor over months and years. Once they are emptied, they can never be used for the purpose of aging bourbon again. So we give them another fighting chance by letting them move on. Our distillery then lets you track a barrel's after-bourbon life using the BarrelTag ID printed on each bottle and registering online.

Because Ironclad flavor holds fast. Follow their journey at ironcladdistillery.com.

#NOFLAVORLEFTBEHIND


NEWPORT NEWS VIRGINIA

THE DISTILLERY WITH BARRELTAG

Virgin, charred American oak barrels age and balance our bourbon's flavor over months and years. Once they are emptied, they can never be used for the purpose of aging bourbon again. So we give them another fighting chance by letting them move on. Our distillery tracks a barrel's after-bourbon life.

Because Ironclad flavor holds fast. Follow their journey at ironcladdistillery.com.

#NOFLAVORLEFTBEHIND


114
50
11
19
13
150
9
6
76
18
7
2
5
6
5
6
26
15
28
35
30
4
2
74
14
43
40
12
18
45
11
53
38
52
103
14
10
15
5

TTB PERMITS
ADDED BY STATE
FOR ALL CATEGORIES OF
LIQUOR PRODUCTION
2011 – 2015[1]

THE CRAFT DISTILLERY TIDE IS RISING

Over the past several years, there has been a measurable shift in U.S. adult beverage drinking habits from beer towards spirits. And the craft distilling boom is right at the heart of it with whiskey production fueling the trend.

1. Data Source: Distiller Magazine, Summer 2016 - Vol 12, Issue 1, American Distilling Institute LLC, 2016



WITH YOUR HELP, WE CAN BRING OUR COMMUNITY TOGETHER

THE TASTING ROOM & STORE

Tufted leather, worn rugs, vintage chandeliers, exposed brick and concrete, and a lot of history will inform the rustic-luxe aesthetic pervading the tasting room.

But it will be more than just a space. Bourbon brings out the best people. So it will be a place to meet up and bring our community together. To drink great bourbon, tell some stories, and enjoy each other's company.

WITH YOUR HELP, WE CAN GET THE REST OF AMERICA ON BOARD



UPGRADE DISTILLING EQUIPMENT

Sometimes the trick in life is to be in the right place at the right time. The craft distilling market appears to be ahead of craft brewers at the same point in their development. And the market is far from saturated.

If we understand the importance of this moment in time, and if we can increase production of the finest bourbon we can make, we will be able to engage a whole new market: America. Made here. By hand. With a great family, community ,and story behind it.

1

UNIQUE STORY

In our family, we believe there is such a thing as a “bourbon gene.” This is where we get our passion. Ironclad Distillery Co. was started to make everyone who is also a carrier proud (especially Grandma).

2

UNIQUELY POSITIONED

We are the only distillery in Newport News and one of only three bourbon distilleries in Virginia. We have drive. We have a great old American building. We have the skills. We are dedicated, thoughtful, and creative.

3

UNIQUE FLAVOR

Our distillery sits on salt water. This influences our flavor. Every sip suggests this special place, on the shore of the mighty James River. Its brackish air sweeps into our aging room 365 days a year and creates our signature salted caramel taste.

INVEST IN IRONCLAD

JOIN OUR FAMILY

CHEERS!

Exhibit E

Video Transcript

Ironclad Distillery Vimeo Video

Kara King, Creative Director: At Ironclad, we're bringing together innovation, tradition, and a little design to make something that's just right. A lot of people think that Bourbon has to be made in Kentucky, which is a myth. Bourbon is America's main spirit and can be made anywhere in America. And the first drop of corn liquor was actually distilled back in the colonial days in Hampton Roads. So, we are bringing Bourbon back to where it originally began.

Owen King, Distiller: When my dad and I first started with our process of making Ironclad, the one thing I was most passionate about was I wanted to make sure I was using only Virginia grains. So we are a four grain Bourbon; not a lot of distilleries do four grains. We are corn, wheat, rye, and barley in our mash bill. When you're sipping Ironclad, the first thing you're going to get in the front of your pallet is sweetness. You're going to get this cherry, this vanilla, this caramel, and then as it kind of continues past your pallet, you're going to get this little bit of smokiness in the middle. Then by the time it finishes, you're going to this pepperiness, this spiciness, right in the back of your throat, and that's in the rye. On top of that, as far as we know, we are the only distillery we know sitting on a brackish water river. We also get that salty air, which makes this beautiful salted caramel flavor that's in each bottle.

KK: Once a barrel has aged bourbon, you can never use it for that purpose again, so we sell it to breweries, distilleries, meaderies, and man caves. And we've actually put a unique code on each barrel, so we can track where that barrel went. You can register that number on our website, and then we'll send you an email as soon as it has aged something else, like a porter, or a stout, or a mead. We've had some great partnerships and some really good beers have come out of our barrels.

OK: Everything is done by a King; it's either me, my dad, or my sister. We've all made a mash. We've all distilled that mash. We've all filled a barrel. We've all hand bottled every single bottle that has gone out into the ABC stores in Virginia. Everything has been hand done by one of us.

KK: Bourbon has to age, it doesn't go straight into the bottle, so we have to factor that in, but we have some great bourbons coming up. We are about to release a straight bourbon, which will be aged two years, and in 2021 a bottled-in-bond. Patience is the name of the game when you're making bourbon, but it's always worth it.

So we've been on shelves for almost a year, and so far, we have gotten some really great press. We submitted out very first batch of bourbon that we ever made to the American Distilling Institute competition, and we actually came home with a bronze medal, which we were super encouraged about. My family and I are really excited about this campaign because it's not about one investor coming in; it's about a community of investors that can be a part of what we've started and help us grow. The funds we raised through this campaign will help us build out our tasting room, will actually help us upgrade out equipment so we can increase our production and start distributing outside of Virginia.

OK: On top of that, it can also give us the revenue to build out our distillery to be more efficient and produce a lot more bourbon than what we are producing now. By supporting us, you are not only supporting our King family, you are also becoming an investor and part owner of a bourbon distillery. When you hold the bottle in your hand, you're going to say "I am a part of this company, I am a part of this bourbon distillery," and it's going to be your point of pride and something you could really share with other people.

KK: We want to hear your stories, your cocktail recipes, and your experiences. Actually, you're not investing in a company, you are investing in a family. And you're becoming a part of our family, and you're becoming a part of this great community that we are building here in Newport News and helping us take it across America. It's more than a distillery; it's more than bourbon.

OK: My goal is to make the best bourbon I could possibly make, and I want to make sure Newport News has pride in the fact that they have an award-winning bourbon that will always be gold standard, or iron standard. So I will always make the absolute best bourbon I can make, and I want to make sure that it's absolutely drinkable, and it stands up in a cocktail, and that is something that when you're sitting around in your house and you want a glass of whiskey, that Ironclad is the one you grab.

KK: I think we've come up with a really good product, and we're going to fine tune it and keep going and keep striving to make the best bourbon we possibly can.